

Brian Stollery · 3rd
CEO and Co-Founder at Launch Global
Brooklyn, New York, United States · 500+ connections ·
Contact info

Launch Global

School of Visual Arts

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NYS Music

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Experience

Chief Executive Officer
Launch Global · Full-time
Mar 2020 – Present · 1 yr
New York City Metropolitan Area

Launch is the world's first live music co-op, building a collective where musicians + artists can earn a sustainable income in NYC & beyond + leverage each other's skills and networks to create abundance for all.
FB: @LaunchGlobal IG: @launchglobal.co

Principal
Coptium
Jan 2019 – Mar 2020 · 1 yr 3 mos
New York

Live Music Booker
Elements Music & Arts Festival
Jan 2017 – Mar 2020 · 3 yrs 3 mos
Greater New York City Area

🔗 Elements Lakewood Camping Festival, MD...

Vice President, U.S. Business Development
Music Traveler
Jun 2018 – Dec 2019 · 1 yr 7 mos
Greater New York City Area

Relix Magazine
8 yrs 10 mos

Video Director
Mar 2010 – Dec 2018 · 8 yrs 10 mos
Greater New York City Area

Coordinate exclusive video content for Relix.com, including in-office music sessions, and music festival and concert coverage. Responsibilities include producing, booking, lighting, sound, shooting, editing, and artist liaison. To date, produced thousands of professional videos and built video platform from the ground up, boosting video production and viewership by over 3 ...see more

Video Editor
Mar 2010 – Aug 2011 · 1 yr 6 mos
Relix Magazine

Orchestrated live music shoots from production to delivery, to appear on Relix.com and Jambands.com.

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Education

School of Visual Arts
Film & Video; Editing
2008 – 2010

Studied Film with a concentration in Video Editing

Hillsborough High School
High School Diploma
2004 – 2008
Activities and Societies: Amnesty International, Cartooning Club, Editor-In-Chief of Highschool Newspaper, Video and Film Club

Licenses & certifications

CPR

Skills & endorsements

Final Cut Pro · 26

 Endorsed by **Charles Alexander**, who is highly skilled at this

Video · 22

relix Endorsed by **5 of Brian's colleagues** at Relix Media Group

Video Production · 12

relix Endorsed by **2 of Brian's colleagues** at Relix Media Group

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Recommendations

Received (2)   Given (3)


Pete Mason
Promoter at PhanArt,
Publisher at NYS Music
June 11, 2020, Pete worked with
Brian but at different companies

I've known Brian for many years, particularly through his work at Relix Magazine as Video Director. I watched his vision and team leadership grow the Relix Channel and online video presence into the standard bearer it is today. Hard-working and detail oriented, Brian exemplifies the best of New York City's live music ... See more

Jason Tuchman
Owner, Pistol Studios
September 20, 2017, Jason
managed Brian directly

I highly reccommend Brian Stollery. He is professional and brings a great sense of artistry to any project. He is a great addition to any creative team.

Accomplishments

2 **Projects**   ⌄
BRIAN STOLLERY :: CINEMATOGRAPHER :: EDITOR :: REEL 2016 • Videos

1 **Organization**   ⌄
Amnesty International

1 **Publication**   ⌄
Relix Magazine

Interests

 **Guitar Center**
61,442 followers

 **School of Visual Arts**
94,066 followers

 **Relix Media Group**
1,693 followers

 **Final Cut Pro Video Editing**
22,257 members